Registration No. 33-59681
_______________________________________________________
         SECURITIES AND EXCHANGE COMMISSION
                Washington, DC 20549

             PRE-EFFECTIVE AMENDMENT NO. 1
                 ON REGISTRATION FORM
                      FORM S-3/A
                      Under the
               Securities Act of 1933

          SAN DIEGO GAS & ELECTRIC COMPANY
(Exact Name of Registrant as Specified in its Charter)

 California                                     95-1184800
(State or Other Jurisdiction    (I.R.S. Employer Identification Number)
 of Incorporation or Organization)
       101 Ash Street, San Diego, California 92101
                      (619)696-2000
   (Address, Including Zip Code, and Telephone Number, Including
     Area Code, of Registrant's Principal Executive Offices)
                  NAD A. PETERSON, ESQ.
   Senior Vice President, General Counsel and Secretary
              San Diego Gas & Electric Company
                      101 Ash Street
               San Diego, California 92101
                       (619)696-2000
 (Name, Address, Including Zip Code, and Telephone Number,
         Including Area Code, of Agent or Service)

Approximate date of commencement of proposed sale to the public:
   As soon as practicable following the effective date of this Registration Statement

      If the only securities being registered on this form
are being offered pursuant to dividend or interest
reinvestment plans, please check the following box.  [   ]

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

                CALCULATION OF REGISTRATION FEE
__________________________________________________________________

                                     Proposed         Proposed
Title of Class of                    Maximum           Maximum
Securities           Amount to be   Offering Price    Aggregate   Registration
to be Registered      Registered     Per Unit*      Offering Price*   Fee
____________________________________________________________________________
Common Stock, without
par value             6,000,000       $21.375        $342,000,000   $117,932
                       shares
_____________________________________________________________________________
  * Estimated solely for the purpose of calculating the registration fee on the basis of the average of the high and low prices for the Registrant's Common Stock as reported on the New York Stock Exchange on May 24, 1995.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a futher amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     Pursuant to Rule 429 under the Securities Act of
1933, the Prospectus herein also relates to shares registered under Registration Statements Nos. 2-56856,
2-61421, 2-66733, 2-85009, and 33-46736.

San Diego Gas & Electric Company


Common Stock Investment Plan

The Common Stock Investment Plan (Plan) of San Diego Gas & Electric Company (Company) provides holders of its Common Stock, without par value (Common Stock), as well as customers of the Company who are not also shareholders, with a convenient and economical method of investing in shares of the Company's Common Stock without payment of brokerage commissions or service charges.

Shares may be purchased through the Plan by:

 - shareholders, who may have cash dividends on all or some of their shares of Common Stock;

 - customers who are not also shareholders, who may join the Plan by making an initial investment of at least $25, up to a maximum of $25,000, which will be used to purchase Common Stock, and thereafter have all dividends on shares purchased under the Plan automatically reinvested in additional shares of Common Stock; and

 - all participants, who may invest at their option additional cash amounts of not less than $25 per payment, up to $25,000 per calendar quarter, for the purchase of additional shares of Common Stock for their Plan accounts.

The price of shares purchased under the Plan will be either: (1) for shares originally issued by the Company under the Plan, the average of the highest and lowest prices for the Company's Common Stock on the composite tape as published in the Western Edition of The Wall Street Journal for the pricing date, which normally will be the dividend payment date; or (2) for shares purchased under the Plan on the open market, the weighted average acquisition price of the shares purchased under the Plan for the pricing date in question. See Question 16 under "Description of the Plan."

The Plan does not represent a change in the Company's dividend policy which will continue to depend upon future earnings, financial requirements and other factors. Shareholders who do not elect to participate in the Plan will continue to receive cash dividends, as declared, by check or through direct deposit as usual.

This Prospectus relates to shares of Common Stock of the Company registered for offer and sale under the Plan. The terms and conditions governing the Plan are described in this Prospectus, and it is suggested that this Prospectus be retained for future reference.

Outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, listed on the New York and Pacific Stock
Exchanges. The reported last sale price of the Common Stock on the New York Stock Exchange on May 26, 1995, was $22 1/8.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPONTHE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is May 30, 1995

Table of Contents
                                                               Page
Introductory Statement . . . . . . . . . . . . . . . . . . . .  2
Definitions  . . . . . . . . . . . . . . . . . . . . . . . . .  2
The Company  . . . . . . . . . . . . . . . . . . . . . . . . .  4
Description of the Plan  . . . . . . . . . . . . . . . . . . .  4
   Purpose and Benefits  . . . . . . . . . . . . . . . . . . .  4
   Participation . . . . . . . . . . . . . . . . . . . . . . .  5
   Costs . . . . . . . . . . . . . . . . . . . . . . . . . . .  8
   Administration  . . . . . . . . . . . . . . . . . . . . . .  8
   Purchases . . . . . . . . . . . . . . . . . . . . . . . . .  9
   Statements/Reports  . . . . . . . . . . . . . . . . . . . . 10
   Dividends . . . . . . . . . . . . . . . . . . . . . . . . . 10
   Certificates  . . . . . . . . . . . . . . . . . . . . . . . 11
   Termination of Participant's Account  . . . . . . . . . . . 11
   Rejoining the Plan  . . . . . . . . . . . . . . . . . . . . 12
   Tax Consequences of Plan Participation  . . . . . . . . . . 12
   Other Information . . . . . . . . . . . . . . . . . . . . . 13
Use of Proceeds  . . . . . . . . . . . . . . . . . . . . . . . 15
Construction Program and Financing Requirements  . . . . . . . 15
Common Stock Dividends and Price Range . . . . . . . . . . . . 16
Description of Capital Stock . . . . . . . . . . . . . . . . . 16
Legal Opinion  . . . . . . . . . . . . . . . . . . . . . . . . 17
Experts  . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
Incorporation of Certain Documents by Reference  . . . . . . . 18


INTRODUCTORY STATEMENT

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (Exchange Act) and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (Commission). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices in Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511) and in New York (Seven World Trade Center, 13th Floor, New York, New York 10048), and copies of such material can be obtained from the public reference section of the Commission at prescribed rates by writing to the Commission at 450 Fifth Street, N.W., Washington,
D.C. 20549.     SDG&E Common Stock is listed on the New York and Pacific
Stock Exchanges. Reports, proxy material and other information concerning SDG&E may also be inspected at the offices of the New York, American and Pacific Stock Exchanges.


DEFINITIONS

For your information the following capitalized terms when used herein shall have the following meanings:

AUTHORIZATION CARD shall mean such authorization form as the Company or First Interstate Bank may from time to time, or upon request, furnish to Shareholders and which shall be returned to First Interstate Bank by Shareholders to indicate their election to participate in the Plan.

AUTOMATIC INVESTMENT AUTHORIZATION CARD shall mean such authorization form as the Company or First Interstate Bank may from time to time, or upon request, furnish to Participants and which shall be returned to First

Interstate Bank by Participants to indicate their election to initiate, change or terminate the making of automatic monthly investments in the Plan through automatic withdrawals from a U. S. bank account.

BANK shall mean First Interstate Bank of California which will administer the Plan and act as agent for Participants thereunder.

COMPANY shall mean San Diego Gas & Electric Company.

CUSTOMER shall mean any person, partnership, firm, corporation, organization, agency or other entity that is receiving electric or gas service from the Company.

DIVIDEND PAYMENT DATE shall mean each quarterly date on which dividends are paid on the Company's stock. These dates are usually January 15, April 15, July 15, and October 15 of each year.

DIVIDEND RECORD DATE shall mean each quarterly date on which shareholders of record will be identified for receiving dividends on the following Dividend Payment Date. These dates are usually December 10, March 10, June 10, and September 10 of each year.

ENROLLMENT CARD shall mean such enrollment form as the Company or First Interstate Bank may from time to time, or upon request, furnish to Customers who are not Shareholders and which shall be returned to First Interstate Bank by such Customers, together with the initial cash investment, to indicate their election to participate in the Plan.

EXCHANGE shall mean the New York Stock Exchange.

MARKET PRICE for shares originally issued by the Company under the Plan shall mean the average of the highest and lowest prices of the Company's Common Stock on the composite tape as published in the Western Edition of The Wall Street Journal for a Pricing Date. If the Exchange is open on the Pricing Date but no trading occurs on the Company's Common Stock, the Market Price will be the average of the bid and asked prices on that date. Should the Exchange be closed on any Pricing Date, the average of the highest and lowest prices on the most recent preceding trading date will be used as the Market Price. Market Price for shares purchased under the
Plan on the open market   shall mean the weighted average acquisition
price of all shares acquired by the Plan for the Pricing Date in question.


PARTICIPANT shall mean any Shareholder or Customer who has returned an Authorization Card or an Enrollment Card to First Interstate Bank indicating election to participate in the Plan, and who has been duly enrolled in the Plan by First Interstate Bank.

PLAN shall mean the Common Stock Investment Plan of the Company.
PRICING DATE shall mean the Dividend Payment Date or, in any month during which a cash dividend is not paid, the fifteenth day of such month.

SHAREHOLDER shall mean any holder of record of the Company's Common Stock. Shares are held "of record" by a Participant only when the Participant's name appears on the stock certificate. This indicates that the shares are registered in the Participant's name in the Company's records for its Common Stock.

THE COMPANY

The Company is an operating public utility engaged principally in the business of generating, purchasing and distributing electric energy to approximately 1.1 million customers in San Diego County and a portion of Orange County, California, and purchasing and distributing natural gas to approximately 696,000 customers in San Diego County. The Company estimates that the population of the territory served as of December 31, 1994, was approximately 3.0 million, of which approximately 1.2 million resided in the City of San Diego.

The Company was incorporated in California in 1905. Its principal offices are in the Electric Building, 101 Ash Street, San Diego,
California 92101, and its telephone number is (619) 696-2000.

DESCRIPTION OF THE PLAN

The Company's Common Stock Investment Plan (Plan) is described in the following questions and answers. For additional information concerning the Plan, you may telephone the Office of the Secretary at (619) 696-2020 (local), (800) 826-5942 (inside California), (800) 243-5454
(outside California).


Purpose and Benefits

1.    What is the purpose of the Plan?

The Plan offers Shareholders a convenient method of reinvesting their quarterly cash dividends and investing optional cash investments to purchase additional shares of the Company's Common Stock. Additionally, Customers who are not also Shareholders may join the Plan by making an initial investment of at least $25 which will be used to purchase shares of the Company's Common Stock for their Plan accounts, and thereafter participate in the Plan. All Common Stock purchases under the Plan may be made, at the Company's option, in open market purchases of Common Stock, or from the newly issued Common Stock, or any combination of open market purchases and newly issued Common Stock. When shares are purchased from the Company, the Company will receive additional funds needed for general corporate purposes including its continuing construction program. See "Use of Proceeds."

2.    What are the benefits of the Plan?

The Plan offers Participants the following benefits:

A.    Existing Shareholders

              - Cash dividends on their shares of Common Stock may be automatically reinvested in additional shares of Common Stock for their Plan accounts;

               - A percentage of the cash dividends on shares registered in their names (i.e., shares for which they hold certificates outside their Plan accounts) may be designated for the purchase of additional shares for their Plan accounts, while cash dividends on the balance of the shares registered in their names will continue to be received by check.

B.    Customers who are not Shareholders

     - The Plan may be joined by making an initial investment of at least
$25.

C.    All Participants

            - Cash dividends on all shares of Common Stock in their Plan accounts will be automatically fully reinvested to purchase additional shares of Common Stock for their Plan accounts at the Market Price;

            - Optional cash investments may be made for the purchase of additional shares of Common Stock for their Plan accounts at the Market Price;

             - The Company pays all costs associated with purchases made under the Plan;

             - The cumbersome safekeeping of certificates for shares purchased for their accounts under the Plan can be avoided, and regular statements regarding purchases and other activities for their Plan accounts will be provided to simplify their own record keeping.

Moreover, the requirement that the Company withhold tax on cash dividends does not apply to any dividends reinvested under the Plan. See Question 28.


Participation

3.    Who is eligible to participate in the Plan?

Any Shareholder is eligible to participate. In addition, all of the Company's Customers are eligible to join the Plan by making an initial investment as described under Question 4, and thereafter to participate in the Plan.

Beneficial owners of the Company's Common Stock whose shares are held for them in registered names other than their own, such as in the names of brokers, clearing associations, banks and other nominees or trustees, may become holders of record (i.e., Shareholders) by having their shares transferred into their own names. Depending on the policies and procedures of individual brokers, clearing associations, banks or other nominees or trustees, beneficial owners may be able to participate in the Plan by requesting that the record holder or holders of shares held for them participate on their behalf. Although the Company will permit such record holders to participate in the Plan on certain terms and conditions which differ from those set forth in this Prospectus, the Company makes no guarantee they will choose to do so. In addition, participation in the Plan through brokers, clearing associations, banks and other nominees or trustees may be on additional or different terms and conditions than those set forth in this Prospectus, and may involve certain additional costs, in which case the terms and conditions set forth by each broker, clearing association, bank or other nominee or trustee shall govern.

4.    How may a person join the Plan?

Shareholders may join the Plan by completing an Authorization Card and an IRS Form W-9 provided by the Company or by First Interstate Bank and sending them to First Interstate Bank, Dividend Reinvestment Service, P.O. Box 4326, Woodland Hills, California 91365, telephone (800) 307-7343.

Customers who are not Shareholders may join the Plan by completing an Enrollment Card and an IRS Form W-9 provided by the Company or First Interstate Bank and sending them to First Interstate Bank at the foregoing address.

Forms may be provided from time to time by mail to Shareholders and Customers, and will also be furnished on written request to San Diego Gas & Electric Company, Office of the Secretary, P.O. Box 1831, San Diego, California 92112, or by telephone request to the Office of the Secretary at (619) 696-2020 (local), (800) 826-5942 (inside
California), (800) 243-5454 (outside California).

Shareholders who select either of the dividend reinvestment options described under Question 7 below, are not required to send any payment with the Authorization Card. An optional cash investment may, however, be made at such time. See Question 18. A Shareholder who wants to participate in the Plan while continuing to receive full cash dividends on all shares of Common Stock registered in the Shareholder's name may join the Plan by making an optional cash investment of at least $25, up to a maximum of $25,000, at the time the original Authorization Card is returned. All joint owners must sign the Authorization Card. Customers of the Company who are not also Shareholders may become Participants in the Plan only by making an initial cash investment of at least $25 when the Enrollment Card is returned. The maximum investment which may be made upon joining the Plan is $25,000.

5.    When may a person join the Plan?

The Plan may be joined at any time by submitting an Authorization Card or Enrollment Card in the manner described under Question 4 above.
If an Authorization Card of a Shareholder specifying one of the dividend reinvestment options provided under the Plan is received by First Interstate Bank on or before the Dividend Record Date (approximately 35 days in advance of the Dividend Payment Date), the dividend will be invested in additional shares of Common Stock in accordance with the investment instructions contained therein. See Question 14. If the Authorization Card is received in the period between any Dividend Record Date and Dividend Payment Date, that dividend will be paid in cash and the Shareholder's initial dividend reinvestment will be delayed until the following dividend.
The initial purchase of Common Stock for a Customer who is not a Shareholder will be made on the first Pricing Date for optional and initial cash investments following the receipt of the Customer's Enrollment Card by First Interstate Bank. The next cash dividend on the shares purchased with the initial investment will automatically be fully reinvested to purchase additional shares of Common Stock for the new Participant's Plan account at the Market Price. See Question 15.

6.    What does the Enrollment Card provide?

The Enrollment Card allows Customers who are not Shareholders to enroll and participate in the Plan. By returning an executed Enrollment Card to First Interstate Bank with an initial cash investment of at least $25, up to a maximum of $25,000, the Customer appoints First Interstate Bank as his or her agent and directs First Interstate Bank to establish a Plan account for the Customer and apply the initial investment to the purchase of Common Stock for the Customer's Plan account. Shares of Common Stock purchased for the Customer's Plan account will not be registered in the Customer's name, but will be registered in the name of First Interstate Bank or one of its nominees, such as Stone & Co., as agent for Participants in the Plan. See Questions 12, 22 and 37.

Dividends on all shares held in the Customer's Plan account will be automatically reinvested in additional shares of Common Stock for the Customer's Plan account at the Market Price. Once a Customer becomes a Participant in the Plan, all provisions, benefits and requirements of the Plan become applicable to the Customer. Should the Customer subsequently acquire additional shares registered in his or her name, or withdraw shares from his or her Plan account, a separate Authorization Card must be returned to First Interstate Bank to indicate how the Customer wishes dividends on such shares to be reinvested under the Plan. See Questions 7 and 9.

7.    What does the Authorization Card provide?

The Authorization Card allows Shareholders to indicate how they wish to participate in the Plan. By completing the appropriate instructions on the Authorization Card, Shareholders may indicate whether they want to reinvest their cash dividends under either of the following reinvestment options:

      Full Dividend Reinvestment-All cash dividends on all shares of Common Stock registered in the Shareholder's name or held in the Shareholder's Plan account will be automatically paid to First Interstate Bank, which will apply such dividends to purchase additional shares of Common Stock at the Market Price for the Shareholder's Plan account.

      Partial Dividend Reinvestment-All cash dividends on a specified percentage of the shares registered in the Shareholder's name will be automatically paid to First Interstate Bank, which will apply such dividends to the purchase of additional shares of Common Stock for the Shareholder's Plan account at the Market Price. The Shareholder will continue to receive all cash dividends on those shares registered in the Shareholder's name which are not designated for reinvestment, as declared and paid, by check. Partial dividend reinvestment is not available for shares held in the Shareholder's Plan account.

A Shareholder who does not want dividends on any of the shares registered in the Shareholder's name to be reinvested under the Plan may nevertheless indicate on the Authorization Card the desire to make optional cash investments as described under Question 18, and may join the Plan in the manner described under Question 4.

As noted above, partial dividend reinvestment does not apply to shares held in a Shareholder's Plan account. Cash dividends on all shares of Common Stock held under the Plan, whether purchased with reinvested dividends or with optional cash investments and including any shares transferred by the Shareholder to the Shareholder's Plan account as described under Question 31, will automatically be fully reinvested in additional shares of Common Stock. If a Shareholder desires to discontinue the automatic reinvestment of cash dividends on some portion of the shares held in his or her Plan account, the Shareholder may withdraw any whole number of such shares from the Plan and be issued certificates therefor which would be registered in the Shareholder's name. See Questions 22 and 24. Thereafter, cash dividends on such shares held outside the Plan account would be reinvested in accordance with the Shareholder's dividend reinvestment option then in effect. See Question 10.

The Authorization Card appoints First Interstate Bank agent for the Shareholder and directs the Company to pay First Interstate Bank all cash dividends on shares of Common Stock registered in the Shareholder's name or held in the Shareholder's Plan account which are to be reinvested in accordance with the dividend reinvestment option selected. The Authorization Card also directs First Interstate Bank to purchase shares of Common Stock for the Shareholder's Plan account with all cash dividends received by First Interstate Bank for reinvestment and with any optional cash investments made by the Shareholder.

8.    What does the Automatic Investment Authorization Card provide?

The Automatic Investment Authorization Card allows Participants to make automatic monthly cash investments of a specified amount (not less than $25 per month up to a total of $25,000 per quarter) through an automatic withdrawal from a predesignated U. S. bank account.

To initiate automatic monthly deductions, the Participant must complete and sign the Automatic Investment Authorization Card and return it to First Interstate Bank. Cards will be processed and will become effective as promptly as practicable.

Once automatic monthly deductions are initiated, funds will be drawn from the Participant's designated bank account two business days prior to each Pricing Date, and will be applied to the purchase of Common Stock for the Participant's Plan account on such Pricing Dates. See Question 15.

Participants may change or terminate automatic monthly deductions by completing and signing a new Automatic Investment Authorization Card and returning it to First Interstate Bank. To be effective with respect to a particular Pricing Date, however, the new Enrollment Card must be received by the Bank five business days prior to such Pricing Date.

9.    What happens if a Participant who is reinvesting the Cash
Dividends on all or a part of his or her Shares of Common Stock sells or transfers a portion of such shares? What if the Participant acquires additional shares in the Open Market or otherwise?

If a Participant who is reinvesting cash dividends on all of his or her shares disposes of a portion of such shares, First Interstate Bank will continue to reinvest the cash dividends on the remainder of the shares. If additional shares are acquired and are registered in the Participant's name exactly as it is specified on his or her

Authorization Card or Enrollment Card, the original authorization to reinvest dividends on all shares will include the new shares, unless the Participant changes the investment option selected.

If a Participant who is reinvesting cash dividends on part of the Participant's shares held outside of the Plan disposes of a portion of such shares, First Interstate Bank will continue to reinvest the cash dividends on that percentage of the remainder of the shares registered in the Participant's name which was specified on the Participant's Authorization Card or Enrollment Card. For example, if a Participant authorized First Interstate Bank to reinvest the cash dividends on 50 percent of the shares registered in the Participant's name, at a time when the Participant held a total of 100 shares, and then the Participant disposed of 20 of these shares, First Interstate Bank would continue to reinvest the cash dividends on 40 of the remaining 80 shares. Similarly, if the Participant who authorized reinvestment of dividends on 50 percent of the shares registered in the Participant's name acquired an additional 50 shares, or transferred 50 shares out of the Participant's Plan account as described under Question 7, making a new total of 150 shares held outside the Participant's Plan account, First Interstate Bank would reinvest dividends on 75 shares.

The reinvestment options described under Question 7 would continue until the Participant changed the investment option selected. See
Question 10.

10.   How may a Participant change options under the Plan?

A Participant may change investment options previously selected at any time by requesting a new Authorization Card and returning it to First Interstate Bank, Dividend Reinvestment Service, Box 4326, Woodland Hills, California 91365, telephone (800) 307-7343. All joint owners must sign. Any change in options with respect to reinvestment of dividends must be received by First Interstate Bank on or before the Dividend Record Date in order for the change to be effective with respect to such dividend. See Question 14.


Costs

11.   What costs do participants pay?

Participants will incur no brokerage commissions or service charges for purchases made under the Plan. All costs of administration of the Plan will be paid by the Company, except for (1) a Bank charge, currently $2.50, for each withdrawal of full-share certificates from continuing Plan accounts, (2) a Bank charge, currently $2.50, plus any applicable brokerage commission or other costs upon sale of shares by First Interstate Bank on termination of a Plan account, and (3) a Bank charge, currently $2.50, for any transfer of a Participant's directly held shares to the Participant's Plan account. See Questions 22, 25 and 31.


Administration

12.   Who administers the Plan for the Participants?

The Bank administers the Plan and acts as agent for the Participants. See Question 37. Should First Interstate Bank resign or be discharged, another agent would be asked to serve.

Purchases

13.   Will the Plan purchase Shares in the Open Market?

All Common Stock purchases under the Plan may be made, at the Company's option, in open market purchases of Common Stock, or from newly issued Common Stock, or any combination of open market purchases and newly issued Common Stock.

14.   When will Dividends be reinvested?

Purchases of Common Stock with reinvested dividends will be made as of the Dividend Payment Date. That date is the Pricing Date for reinvested dividends. The Common Stock normally pays dividends on the fifteenth day of the months of January, April, July and October. See Question 15. Shares representing purchases under the Plan of newly issued Common Stock may, for administrative purposes, be issued by the Company on or as of a date up to one week after the related Pricing Date. Shares purchased under the Plan on the open market may be acquired over a period of a few days before and after the related Pricing Date.

15. When will optional or initial cash investments be used to purchase Common Stock?

Optional and initial cash investments will be invested once each month, in order to minimize accumulation of uninvested funds. In any month in which a cash dividend on Common Stock is paid, optional and initial cash investments will be invested as of the Dividend Payment Date. In other months, optional and initial cash investments will be invested as of the fifteenth day of the month.

On written request, a Participant may receive the return of any optional cash investment if the request is received by First Interstate Bank no later than the second business day before such payment is to be invested.

As in the case of shares purchased with reinvested dividends, for administrative purposes, when purchasing shares from newly issued Common Stock, the Company may issue shares purchased with optional or initial cash investments on or as of a date up to one week after the related Pricing Date. Shares purchased under the Plan on the open market may be acquired over a period of a few days before and after the Pricing Date. See Question 14.

No interest will be paid on optional or initial cash investments held by First Interstate Bank. Therefore, Participants are encouraged to mail their optional and initial cash investments so as to reach First Interstate Bank as close to but not later than two business days before an investment date. All such payments received by First Interstate Bank on or after an investment date will be held for investment in the following month.

16. What price will Participants pay for such Shares?

The price at which shares will be purchased with reinvested dividends or optional and initial cash investments will be the Market Price.
It should be recognized that, since investment prices are determined as of the dates specified in Questions 14 and 15, a Participant loses any advantage otherwise available from being able to select the timing of his or her investment.

17.   How many Shares will be purchased for Participants?

The number of shares to be purchased for each Participant depends upon the amount of dividends payable, and whether full or partial reinvestment thereof has been selected, the amount of optional or initial cash investments made, and the Market Price of the Common
Stock. The total amount to be invested will be used to purchase as many full and fractional shares to three decimal places as can be purchased at the Market Price determined as described under Question 16. The requirement that the Company withhold a portion of cash dividends, as required by the Internal Revenue Code, does not apply to any dividends reinvested under the Plan. Where dividends payable to foreign Participants are subject to income tax withholding, only the remainder of such dividends will be reinvested in additional shares.
See Question 28.

18.   What are the limitations on optional cash investments?

Any Participant may make optional cash investments under the Plan in a minimum amount of $25 per payment, or in whole dollar increments up to a maximum of $25,000 in any calendar quarter. Such funds must be received by First Interstate Bank at least two business days prior to the date on which they will be invested. See Question 15. Only properly executed Automatic Investment Authorization forms, checks or money orders made payable to First Interstate Bank should be remitted. The entire amount of such payments will be invested in full and fractional shares of the Company's Common Stock to three decimal places. Any amount received of less than $25 per payment or in excess of $25,000 per calendar quarter will be promptly returned to the Participant. The total of optional and initial cash investments during the calendar quarter in which a Participant joins the Plan cannot exceed $25,000.

There is no obligation to make any cash investments, the same amount of money need not be sent for each optional cash investment, and there is no obligation to make an optional cash investment every month unless the participant has authorized automatic withdrawl of funds from his or her U.S. bank by signing an Automatic Investment Authorization Card. See Questions 8 and 30.


Statements/Reports

19. When and how will Participants be advised of their purchase of Common Stock?

As soon as practical after each purchase for a Participant's Plan account, a statement will be mailed by First Interstate Bank to the Participant advising the Participant of the investment and summarizing all investment activity for the year to date. These statements are the Participant's continuing record of cost information and should be retained for tax purposes.

20.   What other communications will a Participant receive?

In addition to a copy of this Prospectus, each Participant will receive copies of any amendments or supplements hereto in which modifications are made to the Plan, copies of the Company's quarterly and annual reports and proxy statements, and tax notices covering both directly held shares and shares held in the Participant's Plan account. However, Participants will not receive duplicate mailings where the same materials are furnished as a result of their direct ownership of shares. In addition, where more than one Participant has the same address, only one copy of certain materials will be sent to that address if Participants to whom such materials are not sent agree thereto in writing. See Question 27 for a description of a year-end statement which each Participant will receive on an annual basis regarding dividends paid on all shares held in the Participant's Plan account.


Dividends

21. Will Participants be credited with dividends on shares held in their account under the Plan?

Yes. The Company pays dividends, as declared, to the record holders of all of its Common Stock. As the record holder for Participants, First Interstate Bank (or its nominee) will receive dividends for all Plan shares held of record by it. It will credit such dividends to Participants on the basis of full and fractional shares held in their accounts, and will reinvest such dividends in additional shares (to the third decimal point) at the Market Price.

Shares purchased through optional and initial cash investments made in any quarter, up to and including the Dividend Record Date for that quarter, will normally be entitled to any dividend payable at the end of that quarter. See Question 15.

Certificates

22.   Are Certificates issued for the shares purchased?

Certificates will be issued by the Company to First Interstate Bank to hold for the Plan accounts of Participants. This provides protection against loss, theft or inadvertent destruction of stock certificates and facilitates the ownership of fractional shares by Participants.
No certificates will be issued to a Participant for shares in the Participant's Plan account unless he or she so requests First Interstate Bank in writing or until his or her account is terminated. At any time, a Participant may request First Interstate Bank to send the Participant's certificates for any full shares credited to the Participant's Plan account. Such requests will be handled by First Interstate Bank at a charge, currently $2.50, to the Participant. Certificates for fractional shares will not be issued under any circumstances.

23. What happens to the fractional shares when the Plan is terminated, or when a Participant requests a Certificate for whole shares but wishes to either remain in the Plan or terminate the Participant's Account under the Plan?

As long as a Participant remains in the Plan and owns, either directly or under his or her Plan account, one full share, any fractional share balance will continue to be maintained to the credit of the Participant's account.

When a Participant's account is terminated or if the Company terminates the Plan, a cash adjustment representing the fractional share will be mailed directly to the Participant. The cash payment will be made by First Interstate Bank based on the market value of the shares of the Company's Common Stock at the time of termination.

24. In whose name will Certificates for whole shares be issued?

Each Plan account of a participating Shareholder will be maintained in the name in which shares held of record by the Shareholder are registered. The Plan account of a participating Customer will be maintained in the name specified on the Enrollment Card when Plan participation began. Consequently, certificates for full shares will be similarly registered when issued.

Upon written request, certificates can also be registered in names other than that of the Participant, subject to compliance with any applicable laws and the payment by the Participant of any applicable taxes.


Termination of Participant's Account

25.   When may a Participant terminate his or her Plan Account?

A Participant can terminate an account at any time by written notice to First Interstate Bank of California, Dividend Reinvestment Service,
P.O. Box 4326, Woodland Hills, California 91365. However, the notice must be received by First Interstate Bank at least 15 days prior to a Dividend Record Date in order to make the termination effective by that Dividend Record Date. Termination notices received less than 15 days prior to a Dividend Record Date, but prior to a Dividend Payment Date, will be processed as soon as practical on or after the Dividend Payment Date. In some instances, shares can be obtained more quickly if a Participant withdraws from their account a portion of their shares (see Question 22) and subsequently terminates the remaining balance, rather than terminating the full account at one time.

Upon such termination, the Participant will receive (a) cash for any fractional share held in his or her account, and (b) a certificate for all full shares held in the Participant's account. A terminating Participant may request First Interstate Bank to sell all full shares held in the Participant's Plan account. If a Participant requests the sale of the Participant's Plan shares, First Interstate Bank will promptly sell the full shares on the open market and pay the

Participant the proceeds of the sale less a handling charge, currently $2.50, and any applicable brokerage commission or service charge. Such a request must be in writing. If the proceeds from sold shares are to be delivered to someone other than the Participant, the written request to First Interstate Bank must include a signature guarantee by an eligible institution such as a bank, credit union or broker which is a member of or a participant in a signature medallion program.

Whenever a Participant no longer owns shares directly and owns less than one full share under the Plan, First Interstate Bank is authorized to terminate the Participant's Plan account and send the Participant a cash settlement as outlined under Question 23 for his or her fractional share.



Rejoining the Plan

26.   When may a shareholder or customer rejoin the Plan?

Generally, a Shareholder or Customer may again become a Participant at any time. However, the Company reserves the right to reject any Authorization Card or Enrollment Card from a previous Participant on the grounds of excessive joining and termination. Such reservation is intended to minimize unnecessary administrative expense and to encourage use of the Plan as a long-term investment service.

Tax Consequences of Plan Participation

27. What are the Federal income tax consequences of participation in the Plan?

Dividends which are reinvested in Common Stock under the Plan will be treated, for Federal income tax purposes, as ordinary income in the form of taxable stock distributions rather than as cash dividends. A Participant whose dividends are reinvested under the Plan will therefore be treated as having received, as a dividend, an amount equal to the fair market value on the Dividend Payment Date of the shares acquired by the Participant through such reinvestment. That value will be based on the Market Price for the Common Stock. The Participant's year-end statement will indicate the total amount of dividends paid on shares held for the Participant's Plan account. The Company will send a separate statement reporting dividends paid on all shares registered in the Participant's name on the books of the Company.

The tax basis for Common Stock purchased with reinvested dividends will be based upon the Market Price of the shares so purchased (the tax basis will also be equal to the amount of reinvested dividends). The tax basis of shares purchased with any initial or optional cash investment will be based upon the Market Price of the shares so purchased (the tax basis will also be equal to the amount of the initial or optional cash investment).


A Participant's holding period for shares of Common Stock acquired through the Plan will begin on the day following the purchase of such shares.

Brokerage commissions paid by the Company on purchases made by a Participant are includable in dividend income and will be reported to the Internal Revenue Service and on the Participant's statements. Such amounts reported as income are also treated as increases in the tax basis of the associated purchased shares.

A Participant who receives, upon termination of the Participant's Plan account, a cash adjustment for a fraction of a share will realize a gain or loss with respect to such fraction. See Questions 23 and 25.
Gain or loss will also be realized by the Participant when whole shares are sold pursuant to the Participant's request upon withdrawal from the Plan (see Question 25) or when whole shares are sold or exchanged by the Participant after the shares have been withdrawn from the Plan. The amount of such gain or loss will be the difference between the amount which the Participant receives for the shares or fraction of a share, and the tax basis thereof.

Participants are advised to consult their own tax advisor.

28. Are there any Federal income tax benefits applicable to reinvestment of dividends?

Federal income tax withholding is not applicable to dividends reinvested under the Plan. The statutory withholding rate will be applied to cash dividends which are not reinvested under the Plan. A statutory or treaty withholding rate will be applied to foreign Shareholders' cash dividends before they are paid or reinvested under the Plan. Any amount withheld will be shown on the information return and statement issued by the Company and First Interstate Bank to each Shareholder.

29. What are the state income tax consequences of participation in the Plan?

State income tax consequences vary from jurisdiction to jurisdiction, and are not necessarily the same as Federal income tax consequences. Participants should consult their own tax advisor concerning state income tax treatment.


Other Information

30.   Is a Participant obligated to make optional cash investments?

No. While the optional cash investment feature offers an opportunity to increase ownership under favorable terms, it is intended to be voluntary only and a Participant is not required to make such cash investments.

31. What is the effect on a Participant's Plan account if the Participant transfers all shares registered in the Participant's name held outside the Participant's Plan account?

None, as long as the Participant has at least one full share in his or her Plan account. Dividends on Plan shares and any optional cash investments would continue to be invested under the Plan in additional shares of Common Stock for the Participant's Plan account.
A Participant who desires to avoid the responsibility for safekeeping of certificates for shares registered in his or her name, or to eliminate the necessity of keeping separate records with respect to such shares, may elect to transfer all of his or her directly-held shares to the Participant's Plan account. Such a transfer would be subject to a Bank handling fee, currently $2.50. Once transferred to the Participant's Plan account, however, all dividends on all of such shares will automatically be reinvested in additional shares of Common Stock for the Participant's Plan account at the Market Price, and any previous instruction for partial dividend reinvestment with respect to the shares so transferred will no longer be in effect.

If a Participant in the Plan determines to dispose of all of the Participant's interest in the Company, the Participant must separately arrange with First Interstate Bank to dispose of the Participant's shares held in the Plan as described in Question 25. The transfer of stock certificates representing directly held shares will have no effect on shares held in a Participant's Plan account except where the Participant's Plan account has less than one full share.

32. What limitations are imposed on the Participant with regard to the assets held by First Interstate Bank under the Plan?

The Participant shall have no right to draw checks or drafts against the Participant's Plan account or to give instructions to First Interstate Bank in respect to any shares or cash held therein except as expressly provided herein. Also, the Participant cannot assign the shares held in the Participant's Plan account as collateral but must request delivery of a certificate for the Participant's full shares as provided in Question 22.

33. If the Company has a common stock rights offering, how will the rights on Plan shares be handled?

Warrants representing the rights on all Plan shares registered in the name of First Interstate Bank (or its nominee) will be issued to First Interstate Bank. The Bank will sell such rights, credit each Participant's account in proportion to the full and fractional shares held therein on the record date for such rights, and apply the proceeds to the purchase of additional shares. Participants who wish to exercise stock purchase rights on the Plan shares must request, five business days prior to the record date for any such rights, that First Interstate Bank forward to him or her a certificate for full shares as provided in Question 22.

Warrants representing rights on shares held directly by Participants will be mailed directly to them in the same manner as to Shareholders not participating in the Plan.

34. What happens if the company issues a stock dividend or declares a stock split?

Any stock dividends or split shares distributed by the Company on shares held in the Plan will be credited to the Participant's Plan account. Stock dividends or split shares distributed on shares held directly by Participants will be mailed directly to them in the same manner as to Shareholders not participating in the Plan.

35. How will a Participant's Plan shares be voted at annual or special meetings of shareholders?

Shares held in the Plan for a Participant will be voted as the Participant directs.

If the Participant has directly owned shares registered in the Participant's name, the Participant will receive a proxy card covering both the Participant's directly held shares and the shares held in the Participant's Plan account. If the Participant does not have directly owned shares registered in the Participant's name, the Participant will receive a proxy card covering the Participant's Plan shares. In either case, all of the Participant's shares will be voted in accordance with the Participant's proper instructions.

If no instructions are indicated on a properly signed and returned proxy card, all of the Participant's shares (whether owned directly or held in the Plan) will be voted in accordance with the recommendations of the Company's Board of Directors. If the proxy card is not returned, the Participant's shares may be voted only if the Participant or the Participant's duly appointed representative votes in person at the meeting.

36.     May the Plan be changed or discontinued?

While the Company hopes to continue the Plan indefinitely, the Company reserves the right to suspend or terminate the Plan at any time. It also reserves the right to make modifications to the Plan. Any suspension, termination or modification will be announced to participating Shareholders prior to its effective date.

37. What is the responsibility of First Interstate Bank as agent for Participants under the Plan?

The Bank receives the Participant's dividends which are to be reinvested and all initial and optional cash investments, invests such funds in additional shares of the Company's Common Stock for the Participant's Plan accounts, maintains continuing records of each Participant's Plan account, holds in a nominee name all shares purchased for Participants, and advises Participants as to all transactions in and the status of their Plan accounts.

All notices from First Interstate Bank to a Participant will be addressed to the Participant at the last address of record with First Interstate Bank. Participants should notify First Interstate Bank promptly in writing of any change of address.

In performing its duties under the Plan, First Interstate Bank shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims of liability arising out of failure to terminate a Participant's account upon such Participant's death prior to receipt of notice in writing of such death.


38.     Who bears the risk of market price fluctuations in the Company's
Common Stock?

A Participant's investment in shares held in his or her Plan account is no different than investment in directly-held shares in this regard. The Participant bears the risk of loss and the benefits of gain from market price changes with respect to all of his or her shares.

Neither the Company nor First Interstate Bank can guarantee that shares purchased under the Plan will, at any particular time, be worth more or less than their purchase price.

39.     What has been the level of participation in the Plan?

At March 31, 1995, 28,752 holders of the Company's Common Stock, or approximately 40.9 percent of all Common Shareholders, were Participants in the Plan. From October 15, 1976 (the date of the first dividend payment which could be reinvested) through April 30, 1995, Plan Participants had purchased 19,499,283 shares of Common Stock through the Plan.


USE OF PROCEEDS

The net proceeds from the sale by the Company of newly issued shares of Common Stock pursuant to the Plan will be applied as available to finance certain capital expenditures made and to be made by the Company, to refund certain of the Company's outstanding debt securities, and for other valid corporate purposes. The Company is unable to estimate the number of shares of its Common Stock that ultimately will be sold pursuant to the Plan or the prices at which such shares will be sold. The Company does not receive any proceeds from shares purchased for the Plan on the open market.


CONSTRUCTION PROGRAM AND FINANCING REQUIREMENTS

Using a 1994 normal weather level as a base, the Company currently estimates that electric sales and system peak demand for the next five years will grow at an average rate of approximately 1.5 percent per year.

Additions to utility plant under the Company's construction program, excluding nuclear fuel and the allowance for equity funds used during construction, were $264 million in 1994 and are estimated to aggregate $1.2 billion for the next five years.

Estimated Additions to Utility Plant

(In Millions)

          Electric and Common      Gas             Total
1995             $179              $61             $240
1996              183               57              240
1997              183               37              220
1998              200               40              240
1999              203               47              250

Cash requirements for 1995-1999 include the construction program, sinking fund requirements and retirements of maturing long-term debt. For the years 1995-1999 sources are expected to consist of cash flow from operations and issuances of stock and debt.

The Company conducts a continuing review of its construction and financing programs. They are revised in response to changes in system load growth, inflation, rate relief, environmental and regulatory requirements, and availability and cost of capital.

COMMON STOCK DIVIDENDS AND PRICE RANGE

The Company has paid dividends on its Common Stock in each year since 1909. It is generally the practice of the Company to pay dividends quarterly on the fifteenth day of January, April, July and October to shareholders of record on the tenth day of the preceding month. On February 27, 1995, the Company's Board of Directors increased the quarterly dividend from $0.38 to $0.39 per share to be paid April 15, 1995 to shareholders of record on March 10, 1995. Future dividends will depend on future earnings, cash flow, the financial position of the Company and other factors.

Dividends paid in 1994 were fully taxable for Federal income tax purposes. Based on operating results to date, the Company believes that dividends paid in 1995 will also be fully taxable for Federal income tax purposes. See Questions 27 and 28.

The Company's Common Stock is listed on the New York and Pacific Stock Exchanges. The high and low sale prices per share, reported on a composite basis, for the periods indicated were as follows:

                 HIGH              LOW
1992:
1st Quarter      22 3/4           21 1/4
2nd Quarter      23 1/2           21 1/8
3rd Quarter      25 3/8           23 1/8
4th Quarter      24 1/2           22 1/2

1993:
1st Quarter      26 5/8           23 1/4
2nd Quarter      26 7/8           24 1/2
3rd Quarter      27 3/4           25 5/8
4th Quarter      27 1/2           23 1/2

1994:
1st Quarter      25               21 1/2
2nd Quarter      23 1/4           17 1/2
3rd Quarter      20 7/8           18
4th Quarter      20 1/8           18 5/8

1995:
1st Quarter      21 5/8           19 1/8


The reported last sale price on the New York Stock Exchange on May 26, 1995 was $22 1/8. As of March 31, 1995, the book value of the Company's Common Stock was $12.78 per share.

DESCRIPTION OF CAPITAL STOCK

The following is a brief summary of certain of the provisions contained in the Company's Articles of Incorporation, as amended, with respect to its Common Stock, without par value, and the two classes of preferred stock designated Cumulative Preferred Stock, $20 par value, and Preference Stock (Cumulative), without par value (herein collectively referred to as the ''preferred stock''). A copy of the Articles of Incorporation as amended, has been incorporated by reference as an exhibit to the Registration Statement. The following summaries do not purport to be complete and reference is made to the Articles for a full and complete statement of such provisions.

DIVIDEND RIGHTS: After payment or setting aside for payment of all dividends and sinking fund payments, if any, on the preferred stock, holders of Common Stock are entitled to dividends when and as declared out of surplus or net profits of the Company. The preferred stock is entitled to cumulative dividends at the full annual rate indicated in the title of each series.


Dividends on the Common Stock, if declared, are payable (subject to being changed from time to time as the Board of Directors may determine) quarterly on the fifteenth day of January, April, July and October to shareholders of record on the tenth day of the preceding month.

GENERAL VOTING RIGHTS: Except as otherwise set forth below under the subcaption ''Special Voting Rights,'' the holders of Common Stock have full voting rights. The holders of the Cumulative Preferred Stock are entitled to two votes per share on all questions upon which the holders of Common Stock are entitled to vote. The holders of Preference Stock (Cumulative) have no general voting rights.

SPECIAL VOTING RIGHTS: The affirmative consent of the holders of at least two-thirds of the aggregate number of shares of preferred stock at the time outstanding are required to: (a) increase the authorized number of shares of preferred stock or authorize any class of stock with any preference over, or on a parity with, the preferred stock (unless the new class has parity or priority as to dividends or assets only and the proceeds from the sale thereof are to be used to redeem the outstanding series with respect to which there will be a priority or parity); (b) change any of the provisions relating to the preferred stock, or any series thereof, which would be prejudicial to the holders thereof, except that if such change is prejudicial only to the holders of less than all series, only the consent of the holders of at least two-thirds of the shares of the series so affected is required; or (c) merge with or consolidate into any other corporation or corporations, except a wholly-owned subsidiary.

If unpaid dividends on the outstanding preferred stock, or any series thereof, equal eight full quarterly dividends, then, until all dividends in default have been paid or declared and set aside, the holders of the preferred stock, voting separately as a class, are entitled to elect the smallest number of directors necessary to constitute a majority of the full Board of Directors, and the holders of the Common Stock are entitled to elect the remaining directors. LIQUIDATION RIGHTS: In the event of liquidation, dissolution, or winding up, after payment to the holders of the preferred stock of the amounts to which they are entitled, all remaining assets shall be distributed to the holders of the Common Stock.

The involuntary liquidation preference for the outstanding Preference Stock (Cumulative) is $25, other than the Preference Stock (Cumulative) $7.20 Series, without par value, which has an involuntary liquidation preference of $100. The involuntary liquidation preferences for all series of the Cumulative Preferred Stock is $20 per share. The voluntary liquidation preferences are the same as the redemption prices for all preferred stock. In addition to such liquidation preferences, in the event of liquidation, dissolution or winding up of the Company, the holders of the preferred stock are also entitled to receive any accrued and unpaid dividends thereon, whether or not declared, through the date of such liquidation, dissolution, or winding up of the Company before any distribution of assets is made to the holders of the Common Stock.

PRE-EMPTIVE, SUBSCRIPTION AND CONVERSION RIGHTS, AND NON-
ASSESSABILITY: The holders of the stock of the Company do not have any pre-emptive, subscription or conversion rights, nor are the shares thereof assessable.

TRANSFER AGENT AND REGISTRAR: First Interstate Bank of California, P.O. Box 54261, Los Angeles, California 90054, telephone (800) 307-7343, and 120 Broadway, 33rd Floor, New York, New York 10271, is the registrar for the Common Stock.


LEGAL OPINION

The Company has received an opinion (filed as an exhibit to the Registration Statement) from Nad A. Peterson, General Counsel for the Company, to the effect that the new Common Stock will be validly issued, fully paid and non-assessable. As of March 1, 1995, Mr. Peterson held beneficial ownership of 11,064 shares of the Registrant's Common Stock.


EXPERTS

The consolidated financial statements and the related financial statement schedules incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference (which reports contain an emphasis paragraph referring to the Company's consideration of alternative strategies for its 80 percent owned subsidiary, Wahlco Environmental Systems, Inc.), and have been so incorporated in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS
BY REFERENCE

The following documents filed by the Company with the Commission are incorporated by reference in this Prospectus:

1. The Annual Report of the Company on Form 10-K for the year ended December 31, 1994, filed pursuant to Section 13 of the Exchange Act.

2. Pages 2 to 15 of the Proxy Statement/Prospectus of the Company distributed to shareholders in connection with the 1995 Annual Meeting of the Company (except ''Report of Executive Compensation Committee'') filed pursuant to Section 16 of the Exchange Act.

3. The Quarterly Report of the Company on Form 10-Q for the quarter ended March 31, 1995, filed pursuant to Section 13 of the Exchange Act.


4. The Current Reports of the Company on Form 8-K dated May 30, 1995 March 31, 1995, filed pursuant to Section 13 of the Exchange Act.

All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering, shall be deemed to be incorporated by reference into this Prospectus.

The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information incorporated herein by reference. Such requests should be directed to the Office of the Secretary, San Diego Gas & Electric Company, P.O. Box 1831, San Diego, California 92112, telephone (619) 696-2020 (local), (800) 826-5942 (inside California), (800) 243-5454 (outside California).

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED
OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION
OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. SUBJECT TO ANY DUTIES AND OBLIGATIONS UNDER APPLICABLE SECURITIES LAWS TO UPDATE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN, NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THE PROSPECTUS. THIS

PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             PART II
               INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

        The following is an itemized statement of estimated expenses of the Registrant in connection with the issuance and sale of the Common
Stock.

     Registration fee . . . . . . . . . . . . . . . . . . . . .  $117,932
     Certified public accountants' fees and expenses  . . . . .  $  4,000
                                                                 --------
                Total  .  . . . . . . . . . . . . . . . . . . .  $121,932


Item 15.  Indemnification of Directors and Officers.

        Section 317 of the Corporations Code of the State of California permits a corporation to provide indemnification to its directors and officers under certain circumstances. The Restated Articles of Incorporation and the Restated Bylaws of the Registrant eliminate the liability of directors for monetary damages to the fullest extent permissible under California law and provide that indemnification for liability for monetary damages incurred by directors, officers and other agents of Registrant shall be allowed, subject to certain limitations, in excess of the indemnification otherwise permissible under California law. The Registrant maintains liability insurance and is also insured against loss for which it may be required or permitted by law to indemnify its directors and officers for their related acts.


Item 16.  Exhibits.

    5       Opinion and Consent of Nad A. Peterson, Esq., General
            Counsel to the Registrant.

 24.1       Consent of Deloitte & Touche, LLP.

 24.2       Consent of Nad A. Peterson, Esq. (included in Exhibit 5).

 25.1       Power of Attorney.

 25.2       Resolutions of the Registrant's Board of Directors.
 28         Section 317 of the California Corporations Code
            (Registration No. 2-77238, Exhibit 28, incorporated herein by reference).

Item 17.  Undertakings.

     (a)     The undersigned Registrant hereby undertakes:

             (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
     Statement:

                      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                     (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

                   (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

     Provided, however, that paragraph (a)(1)(i) and (a)(1)(ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or
     Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

             (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless, in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and County of San Diego, State of California, on the 30th day of May, 1995.

                              San Diego Gas & Electric Company

                              BY:     /s/ Nad A. Peterson
                              -------------------------------------
                              (Nad A. Peterson,  Attorney- in-fact)

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                     Title                      Date
            -----------                    ------                    ------
(i)  Principal Executive Officers:

     *THOMAS A.  PAGE              Chairman of the Board,         May 30, 1995
- ---------------------------------  Chief  Executive Officer,
     (Thomas A. Page)              and President


     *STEPHEN L. BAUM              Executive Vice President       May 30, 1995
- ---------------------------------
     (Stephen L. Baum)

     *DONALD E. FELSINGER          Executive Vice President       May 30, 1995
- ---------------------------------
     (Donald E. Felsinger)


(ii)    Principal Financial Officer and Principal Accounting Officer:

     *FRANK. H. AULT               Vice President and Controller  May 30, 1995
- --------------------------------
     (Frank H. Ault)


(iii)    Directors:

     *RICHARD C. ATKINSON          Director                       May 30, 1995
- --------------------------------
     (Richard C. Atkinson)

     *ANN BURR                     Director                       May 30, 1995
- --------------------------------
     (Ann Burr)

     *RICHARD A. COLLATO           Director                       May 30, 1995
- --------------------------------
     (Richard A. Collato)

     *DANIEL W. DERBES             Director                       May 30, 1995
- ---------------------------------
     (Daniel W. Derbes)

     *CATHERINE T. FITZGERALD      Director                       May 30, 1995
- ---------------------------------
     (Catherine T. Fitzgerald)

     *ROBERT H. GOLDSMITH          Director                       May 30, 1995
- ----------------------------------
     (Robert H. Goldsmith)

     *WILLIAM D. JONES             Director                       May 30, 1995
- ----------------------------------
     (William D. Jones)

     *RALPH R. OCAMPO              Director                       May 30, 1995
- ----------------------------------
     (Ralph R. Ocampo)

     *THOMAS C. STICKEL            Director                       May 30, 1995
- ----------------------------------
     (Thomas C. Stickel)

*By   /s/ Nad A. Peterson
      -----------------------------------
      (Nad A. Peterson, Attorney-in-fact)